UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

NAVTEQ Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

63936L 10 0

(CUSIP Number)

Arie Westerlaken

General Secretary and Senior Vice President

Koninklijke Philips Electronics N.V.

Breitner Center, Amstelplein 2, 1096 BC

Amsterdam, The Netherlands

Tel.no. +31 20 59 77 132

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63936L 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Koninklijke Philips Electronics N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,101,305 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 33,101,305 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,101,305

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%

14.	Type of Reporting Person (See Instructions) CO/HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philips Media B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,101,305 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 33,101,305 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,101,305

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%

14.	Type of Reporting Person (See Instructions) CO/HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philips Consumer Electronic Services B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,101,305 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 33,101,305 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,101,305

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%

14.	Type of Reporting Person (See Instructions) CO/HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the “Common Stock”), of NAVTEQ Corporation (the “Company” or “NAVTEQ”), a Delaware corporation.  The address of the principal executive offices of the Company is 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654.

Item 2.	Identity and Background

(a) This statement is being filed by Koninklijke Phillips Electronics N.V. (“KPENV”), Philips Media B.V. (“Philips Media”), and Philips Consumer Electronic Services B.V. (“Philips B.V.”, and collectively with KPENV and Philips Media, the “Reporting Persons.”).

Certain information concerning each director and executive officer of (i) KPENV is set forth in Schedule I hereto, (ii) Philips Media is set forth in Schedule II hereto, and (iii) Philips B.V. is set forth in Schedule III hereto and is, in each case, incorporated herein by reference.

(b) The principle business address of KPENV is Breitner Tower, Amstelplein 2, 1096 BC, Amsterdam, The Netherlands.  The principle business address of Philips Media is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands.  The principle business address of Philips B.V. is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands.

(c) The primary business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology (including multimedia) services.

(d) None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of KPENV, Philips Media and Philips B.V. is a company incorporated under the laws of the Netherlands.
This Item 2 is qualified in its entirety by reference to Schedules I, II and III, which are incorporated herein by reference.
Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase Agreement (the “NavPart SPA”), dated as of March 18, 1999, among KPENV, NavPart I B.V. (“NavPart I”), and NavPart II B.V. (“NavPart II”), a wholly-owned subsidiary of NavPart I, 2,580,430 shares of Common Stock of the Company were transferred to NavPart II.  The 2,580,430 shares of Common Stock are hereinafter referred to as the “Transferred Securities.”

Pursuant to the NavPart SPA, the shares of NavPart II (the “NavPart II Shares”) are subject to certain put and call arrangements between KPENV and NavPart I.  Upon the occurrence of certain specified acceleration events, including the execution of an underwriting or similar agreement for an initial public offering of the Common Stock, NavPart I has the right to sell the NavPart II Shares to KPENV (the “Put Option”), and KPENV has the right to purchase the NavPart II Shares (the “Call Option”).

The Call Option may be exercised for a period of fourteen days following the date on which NavPart I or KPENV has given notice to the other of the occurrence of an acceleration event, and the Put Option may be exercised for a period of fifteen days following the expiration of the Call Option.

On August 5, 2004, the Purchase Agreement, as defined and described in Item 5 below, was executed for the sale of certain shares of NAVTEQ Common Stock, thereby triggering the Put Option and Call Option of NavPart I and KPENV, respectively.  NavPart I has expressed its intention to exercise its Put Option to sell the NavPart II Shares (to the extent KPENV does not exercise its Call Option) for a price which is not greater than $116,417,544, subject to determination and adjustment as provided in the NavPart SPA.  The principal assets of NavPart II are the Transferred Securities.  KPENV will purchase the NavPart II Shares from working capital funds.

The foregoing discussion is qualified in its entirety by reference to the NavPart SPA and the Purchase Agreement, each of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of Transaction
The Reporting Persons acquired the Transferred Securities for investment purposes in connection with the exercise of the Put Option pursuant to the NavPart SPA described in Item 3 above.

As of the date of this statement, none of the Reporting Persons, nor to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or II, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than the following:

As described further in Item 5 below, pursuant to a Registration Rights Agreement, dated as of March 29, 2001, between Philips B.V. and NAVTEQ (the “Registration Rights Agreement”), Philips B.V. has the right to demand NAVTEQ to register some or all of its shares of NAVTEQ Common Stock at any time, subject to the terms of the agreement. Philips B.V. is entitled to make up to four demands for registration, provided that a period of six months has elapsed for the effective date of the most previous registration.

In connection with the Purchase Agreement, as defined and described in Item 5 below, Philips B.V entered into a Lock-Up Agreement, dated as of April 19, 2004, from Philips B.V. to the underwriters named in the Purchase Agreement (the “Lock-Up Agreement”).  Other than in connection with the put and call arrangements provided for in the NavPart SPA, the Lock-Up Agreement prohibits Philips B.V. from directly or indirectly selling NAVTEQ Common Stock for a period of 180 days following the date on which the Purchase Agreement is executed.

The foregoing discussion is qualified in its entirety by reference to the Registration Rights Agreement, the NavPart SPA and the Purchase Agreement, each of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Other than as set forth herein, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III, has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D. Each Reporting Person expects to evaluate on an ongoing basis NAVTEQ’s financial condition, business operations and prospects, market price of the shares of NAVTEQ Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional shares of NAVTEQ Common Stock or securities convertible or exchangeable for shares of NAVTEQ Common Stock Quinton; may dispose of shares of NAVTEQ Common Stock; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such shares of NAVTEQ Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described herein. To the knowledge of each Reporting Person, each of the persons listed on Schedules I and II hereto may make the same evaluation and reserves the same rights.

Item 5.	Interest in Securities of the Issuer

(a) The percentage interest held by each Reporting Person presented below is based on the number of shares of NAVTEQ Common Stock reported in NAVTEQ’s registration statement on Form S-1 (No. 333-114637), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2004, as amended by Amendment No. 1, dated May 6, 2004, Amendment No. 2, dated June 2, 2004, Amendment No. 3,  dated June 29, 2004, Amendment No. 4, dated July 16, 2004, Amendment No. 5, dated August 2, 2004 and as otherwise amended as of August 5, 2004 (the “NAVTEQ Registration Statement”).

KPENV may be deemed to beneficially own 33,101,305 shares of NAVTEQ Common Stock, representing approximately 37.8% of the outstanding shares and including 2,580,430 shares which KPENV has a right to acquire pursuant to the NavPart SPA.

Philips Media may be deemed to beneficially own 33,101,305 shares of NAVTEQ Common Stock, representing approximately 37.8% of the outstanding shares and including 2,580,430 shares which Philips Media has a right to acquire pursuant to the NavPart SPA.

Philips B.V. is the direct beneficial owner of 33,101,305 shares of NAVTEQ Common Stock, representing approximately 37.8% of the outstanding shares and including 2,580,430 shares which Philips has a right to acquire pursuant to the NavPart SPA.

None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto beneficially owns any NAVTEQ Common Stock other than as set forth herein.

(b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the NAVTEQ Common Stock beneficially owned by such Reporting Persons as indicated in pages 2 through 4.

(c) See Item 3 above for a detailed discussion of the put and call arrangements between KPENV and NavPart I.

On April 16, 2004, Philips B.V. exercised its first registration demand right pursuant to the Registration Rights Agreement described in Item 4 above.  Pursuant to this exercise, the NAVTEQ Registration Statement was filed on April 20, 2004 and declared effective by the SEC on August 5, 2004.  On August 5, 2004, the Purchase Agreement, by and among the Company, NavPart I, Philips B.V., and the underwriters named therein (the “Purchase Agreement”), was entered into for the sale by Philips B.V. and NavPart I of 40,000,000 shares of NAVTEQ Common Stock, $.001 par value per share. The price per share of NAVTEQ Common Stock was $22.00.  In addition, the underwriters have exercised their right to purchase an additional 6,000,000 shares of NAVTEQ Common Stock from Philips B.V. and NavPart I at the public offering price, less the underwriting discount, as provided in the Purchase Agreement (the "Over-allotment Option").

Please see Item 4 above for a discussion of the Philips Lock-Up Agreement.
(d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of the NAVTEQ Common Stock.
(e) Not applicable.

The foregoing discussion is qualified in its entirety by reference to the Registration Rights Agreement, the NavPart SPA, the Lock-Up Agreement, and the Purchase Agreement, each of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries), and to the best knowledge and belief of the Reporting Persons, none of the persons listed on Schedules I, II or III hereto, and other persons with respect to the NAVTEQ Common Stock other than the Registration Rights Agreement, the Purchase Agreement, the Lock-Up Agreement and the NavPart SPA.

The Registration Rights Agreement grants Philips B.V. certain rights to register its shares of NAVTEQ Common Stock for sale under the Securities Act. See Item 4 above for a detailed discussion.

The Purchase Agreement provided for the sale of 40,000,000 shares of NAVTEQ Common Stock by NavPart I and Philips B.V.  See Item 5 above for a detailed discussion. The underwriters also exercised their Over-allotment Option, pursuant to the Purchase Agreement, to purchase an additional 6,000,000 shares of NAVTEQ Common Stock. See Item 5 above for a detailed discussion.

The Lock-up Agreement prohibits Philips B.V. from directly or indirectly selling NAVTEQ Common Stock for 180 days, except in connection with the put and call arrangements provided for in the NavPart SPA. See Item 5 above for a detailed discussion.

The NavPart SPA provides for the transfer of the NavPart II Shares from NavPart I to KPENV pursuant to the put and call arrangements described therein.  See Item 3 above for a detailed discussion.  The NavPart SPA also contains a voting arrangement whereby NavPart I and NavPart II agreed to use their best efforts to maintain the NAVTEQ board of directors at seven members and vote in favor of three directors designated by KPENV, so long as KPENV beneficially owns 25% of NAVTEQ Common Stock. In addition, KPENV agreed to use its best efforts to maintain the NAVTEQ board of directors at seven members and vote in favor of two directors designated by NavPart I, so long as NavPart I directly or indirectly held 10% of NAVTEQ Common Stock.  Currently, NavPart I holds less than 10% of NAVTEQ Common Stock.

The foregoing discussion is qualified in its entirety by reference to the Registration Rights Agreement, the Purchase Agreement, the NavPart SPA and the Philips Lock-up Agreement, each of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Stock Purchase Agreement, dated as of March 18, 1999, among Koninklijnke Philips Electronics N.V., NavPart I B.V., and NavPart II B.V.

2.	Registration Rights Agreement, dated as of March 29, 2001, between Philips Consumer Electronic Services B.V. and NAVTEQ Corporation.

3.	Purchase Agreement, dated as of August 5, 2004 among NAVTEQ Corporation, NavPart I B.V., Philips Consumer Electronic Services B.V. and the underwriters named therein.

4.	Lock-Up Agreement, dated as of April 19, 2004, from Philips Consumer Electronic Services B.V. to the underwriters named in the Purchase Agreement.

5.	Joint Filing Agreement, dated as of August 12, 2004, among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Arie Westerlaken
	Name:	Arie Westerlaken
	Title:	General Secretary and Senior Vice President

PHILIPS MEDIA B.V.

By:	/s/ Arie Westerlaken
	Name:	Arie Westerlaken
	Title:	Director

PHILIPS CONSUMER ELECTRONIC SERVICES B.V.

By:	/s/ Arie Westerlaken
	Name:	Arie Westerlaken
	Title:	Director

SCHEDULE I

(a)  Members of the Supervisory Board of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	L.C. van Wachem
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman of the Committee of Managing Directors of the
Royal Dutch/Shell Group.
Citizenship:	The Netherlands

Name:	W. de Kleuver
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Executive Vice-President of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	J.M. Hessels
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chief Executive Officer of Royal Vendex KBB.
Citizenship:	The Netherlands

Name:	Sir Richard Greenbury
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman and Chief Executive Officer of Marks & Spencer.
Citizenship:	United Kingdom

Name:	J.M. Thompson
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Vice Chairman of the Board of Directors of IBM.
Citizenship:	Canada

Name:	C.J.A. van Lede
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman of the Board of Management of Akzo Nobel.
Citizenship:	The Netherlands

Name:	Prof. K.A.L.M. van Miert
Koninklijke Philips Electronics N.V.
Business Address:
Breitner Centre
Amstelplein 2
Principal Occupation:	Retired. Former President of Nyenrode University and former Vice-President of the European Commission
Citizenship:	Belgium

Name:	L. Schweitzer
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Chairman and Chief Executive Officer of la regie nationale des usines Renault.
Employer:	La regie nationale des usines Renault
Employer’s Address:	34 Quai du Point du Jour
BP 103 92109
Boulogne Bilancourt
Cedex, France
Employer’s Principal Business:	Design, manufacture and sale of automobiles and related businesses
Citizenship:	France

Name:	E. Kist
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Center
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman of the Executive Board of ING Group
Citizenship:	The Netherlands

(b)  Members of Board of Management and Group Management Committee of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each member of the Board of Management and Group Management Committee is employed by Koninklijke Philips Electronics N.V. at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is set forth in this Statement, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Gerard J. Kleisterlee
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	President and Chief Executive Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Jan H.M. Hommen
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Vice-Chairman of the Board of Management and Chief Financial Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Gottfried H. Dutine
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President, and President and Chief Executive Officer of the Consumer Electronics Division, of Koninklijke Philips Electronics N.V.
Citizenship:	Germany

Name:	Ad Huijser
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President and Chief Technology Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Andrea Ragnetti
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and Chief Marketing Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Italy

Name:	Daniel Hartert
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and Chief Information Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Germany

Name:	Tjerk Hooghiemstra
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Scott McGregor
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and President and CEO of the Semiconductors Division, of Koninklijke Philips Electronics N.V.
Citizenship:	United States

Name:	Jouko A. Karvinen
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, and President and CEO of the Medical Systems Division, of Koninklijke Philips Electronics N.V.
Citizenship:	Finland

Name:	Johan van Splunter
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and President and CEO of the Domestic Appliances and Personal Care Division, of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Frans van Houten
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and CEO of the Consumer Electronics Business Groups, of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Barbara Kux
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and Chief Procurement Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Switzerland

Name:	Theo van Deursen
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and President and CEO of the Lighting Division, of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Rudy Provoost
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	CEO of Philips Consumer Electronics Global Sales and Services of Koninklijke Philips Electronics N.V.
Citizenship:	Belgium

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

SCHEDULE II

(a)  Members of the Board of Directors of Philips Media B.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Board of Directors, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Frits van Brussel
Business Address:	Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands
Principal Occupation:	Vice President Philips International
Citizenship:	The Netherlands

SCHEDULE III

(a)  Members of the Board of Directors of Philips Consumer Electronic Services N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Board of Directors, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V.
Breitner Centre
Amstelplein 2
1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Frits van Brussel
Business Address:	Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands
Principal Occupation:	Vice President Philips International
Citizenship:	The Netherlands